FORM U-6B-2
                       CERTIFICATE OF NOTIFICATION
      under the Public Utility Holding Company Act of 1935 ("Act")

    PSI Energy, Inc. ("PSI"), an Indiana corporation and electric utility subsidiary of Cinergy Corp., a registered holding company under the Act, hereby notifies the Commission that it has issued the securities described below pursuant to an exemption from Section 6(a) of the Act as further described below:

1.  Type of security:  Promissory note ("Note").

2.  Issue, renewal or guaranty:  Issuance.

3.  Principal amount:  $24,600,000.

4.  Annual rate of interest:  Variable.

5.  Date of issue:  November 7, 1996.

6. Date of maturity: March 1, 2019, subject to redemption prior to maturity, including a mandatory sinking fund redemption in the aggregate principal amount of $19,600,000 on January 1, 2014.

7. Name of person to whom Note was issued: the City of Princeton, Indiana ("City").

8. Collateral: Irrevocable direct-pay letter of credit issued by Canadian Imperial Bank of Commerce ("Bank") expiring on November 7, 2001 unless terminated or extended. PSI will reimburse the Bank for all amounts drawn under the letter of credit.

9. Consideration received for the Note: Loan by the City to PSI in an equal aggregate principal amount of the proceeds from the issue and sale on November 7, 1996 of the City's Pollution Control Revenue Refunding
    Bonds, 1996 Series (PSI Energy, Inc. Project).

10. Application of proceeds of the Note: Redemption of the City's $19,600,000 Pollution Control Revenue Bonds, 1973 Series (Public Service Company of Indiana, Inc. Project A), dated as of December 15, 1973, originally issued in the principal amount of $22,000,000, and the City's
    $5,000,000 Pollution Control Revenue Bonds, 1979 Series (Public Service Company of Indiana, Inc. Project B), dated as of March 1, 1979, originally issued to finance PSI's portion of the costs of acquiring and constructing certain pollution quality facilities at PSI's Gibson Generating Station in Gibson County, Indiana.

11. Exemption claimed:  Rule 52(a).

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                                     PSI ENERGY, INC.



                                     By:  /s/ William L. Sheafer
                                     Treasurer

Dated:   November 12, 1996